SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (Amendment No.1)


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  MAVESA, S.A.
--------------------------------------------------------------------------------
                            (Name of Subject Company)


                                  MAVESA, S.A.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


              American Depositary Shares Representing Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   57771710-1
                      (CUSIP Number of Class of Securities)

 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


                                  Alberto Tovar
                             Chief Executive Officer
                                  Mavesa, S.A.
                                Avenida Principal
                             Los Cortijos de Lourdes
                               Caracas, Venezuela
                           Telephone: 011-582-238-1633

           (Name,address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)


                                 With a Copy To:

                              J. Allen Miller, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                            Telephone: (212) 408-5100

         This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 22, 2001, by Mavesa, S.A., a sociedad anonima (publicly held limited liability stock company) organized under the laws of the Bolivarian Republic of Venezuela ("Mavesa" or the "Company"), relating to both (i) the Tender Offer Statement on Schedule TO (the "U.S. Schedule TO") relating to the offer by Primor Inversiones, C.A. ("Primor Inversiones"), a corporation organized and existing under the laws of Venezuela and a wholly owned subsidiary of Primor Alimentos, C.A., a corporation organized and existing under the laws of Venezuela ("Primor Alimentos" and together with Primor Inversiones, "Primor"), to purchase all outstanding ADSs at a price of US$8.501324822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the U.S. offer to purchase dated February 21, 2001, (the "U.S. Offer to Purchase") and the related ADS letter of transmittal (the "ADS Letter of Transmittal" and, together with the U.S. Offer to Purchase, the "U.S. Offer") and (ii) the Tender Offer Statement on Schedule TO (the "Venezuelan Schedule TO") relating to the offer by Primor Inversiones to purchase all outstanding Shares at a price of US$0.1416887470 per Share, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the Venezuelan offer to purchase dated February 21, 2001 (the "Venezuelan Offer to Purchase"), the Supplement to the Venezuelan Offer to Purchase dated February 21, 2001 (the "Supplement" and, together with the Venezuelan Offer to Purchase, the "Venezuelan Offer to Purchase and Supplement") and the related Share letter of transmittal (the "Share Letter of Transmittal" and, together with the Venezuelan Offer to Purchase and Supplement, the "Venezuelan Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

         Item 9. Material to be Filed as Exhibits

         Exhibit No.       Description
         ----------        -----------
            13             Press Release of the Company, dated February 22, 2001
                           (with English translation).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 23, 2001          MAVESA, S.A.


                                            By:  /s/ Alberto Tovar
                                               -------------------------------
                                            Name:    Alberto Tovar
                                            Title:   Chief Executive Officer